

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2014

Via E-mail
Paul D. Quinlan, Chief Financial Officer
Blackstone Mortgage Trust, Inc.
345 Park Avenue, 42nd Floor
New York, NY 10154

    Re: Blackstone Mortgage Trust, Inc.
            Form 10-K
            Filed February 18, 2014
            File No. 001-14788

Dear Mr. Quinlan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

II. Loan Origination Portfolio, page 58

1.   We note your disclosure regarding "weighted average all-in yield." Please tell us what is included in the "other items" referenced in footnote 2.

2.   Please tell us if prepayment represents a material risk to your operations. If so, please tell us how or if your loans are protected from such risk.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel